Exhibit 99.49

Franco-Nevada

Franco-Nevada Offer for International Royalty Corporation to Expire

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the

“Cautionary Statement on Forward-looking Information” at the end of this press release.

Toronto, Ontario — February 16, 2010 — Franco-Nevada Corporation (TSX:FNV) (“Franco-Nevada”) announced today that  it will allow its offer to purchase shares of International Royalty Corporation to expire on February 19, 2010 as one of the conditions to that bid cannot be fulfilled as International Royalty Corporation today announced that it has received shareholder and optionholder approval of a plan of arrangement with Royal Gold, Inc..

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. It is the leading gold royalty company as measured by gold revenues, number of gold royalties and Free Cash Flow margins. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Australia. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information contact:

Sharon Dowdall	Jason O’Connell
Chief Legal Officer	Investor Relations
416-306-6300	416-306-6300